DEFENSE INDUSTRIES INTERNATIONAL, INC.
P.O.Box 779
Ashkelon, 78101 ISRAEL
Tel: ++972-8-6891611
Fax: ++972-8-6899287
e-mail: dfns@defense-industries.com

December 4, 2007

VIA EDGAR
Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Defense Industries International, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Forms 10-QSB/A for Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
Filed October 29, 2007
File No. 0-30105

Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tsipi Moldovan, Chief Financial Officer and Director of Defense Industries International, Inc. (the “Company”), dated November 9, 2007, with respect to the Company’s letter dated October 29, 2007 responding to the SEC comment letter dated September 27, 2007 regarding the above-captioned Forms of the Company.

We acknowledge that:

„	we are responsible for the adequacy and accuracy of the disclosure in the filing;

„	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

„	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Tsipi Moldovan Tsipi Moldovan Chief Financial Officer

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